SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

(Amendment No. 1)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CORPORATE OFFICE PROPERTIES TRUST

CORPORATE OFFICE PROPERTIES, L.P.

(Exact name of Registrant as specified in its charter)

Corporate Office Properties, L.P., as Issuer, and Corporate Office Properties Trust, as Guarantor

(Name of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

4.25% Exchangeable Senior Notes due 2030

(Title of Class of Securities)

22003BAC0

(CUSIP Number of Class of Securities)

Maryland	23-2930022
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

6711 Columbia Gateway Drive

Suite 300

Columbia, Maryland 21046

(443) 285-5400

(Address, including zip code, and telephone number, including area code,

of registrant’s principal executive offices)

Roger A. Waesche, Jr.

President and Chief Executive Officer

Corporate Office Properties Trust

6711 Columbia Gateway Drive

Suite 300

Columbia, MD 21046

(443) 285-5400

(Name, address, including zip code, and telephone number, including area code,

of agent for service)

Copies to:

Justin W. Chairman, Esq.	Karen M. Singer, Esq.
Morgan, Lewis & Bockius LLP	Senior Vice President,
1701 Market Street	General Counsel and Secretary
Philadelphia, PA 19103	Corporate Office Properties Trust
(215) 963-5000	6711 Columbia Gateway Drive, Suite 300
Columbia, MD 21046
(443) 285-5400

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$199,312,110	$27,186.17

*                                          Estimated for purposes of calculating the filing fee only. The purchase price of the 4.25% Exchangeable Senior Notes due 2030 of Corporate Office Properties, L.P. (the “notes”), which are guaranteed by Corporate Office Properties Trust, is equal to 107.0% of the principal amount of those notes ($1,070 purchase price per $1,000 principal amount of the notes), excluding accrued and unpaid interest and certain other amounts, if any.  As of May 28, 2013, the aggregate principal amount of notes outstanding was $186,273,000, resulting in an aggregate maximum purchase price of $199,312,110, excluding accrued and unpaid interest and certain other amounts, if any.

**                                    The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $136.40 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☒                                    Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,186.17

Form or Registration No.: SC TO-I – 005-51779

Filing party: Corporate Office Properties, L.P.

Date filed: May 29, 2013

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐                                      third party tender offer subject to Rule 14d-1.

☒                                    issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

On May 29, 2013, a Tender Offer Statement on Schedule TO (“Schedule TO”) was filed by Corporate Office Properties, L.P., a Delaware limited partnership (“COPLP”) and Corporate Office Properties Trust, a Maryland real estate investment trust (“COPT” and, together with COPLP, the “Subject Companies” and each, individually, a “Subject Company”), relating to the offer to purchase (the “offer”) for cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 29, 2013 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), any and all of the notes from each registered holder of the notes (each a “holder” and, collectively, the “holders”).

Copies of the Offer to Purchase and Letter of Transmittal were filed with Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively. This Amendment No. 1 to Schedule TO is being filed, as the final amendment to Schedule TO, in order to satisfy the disclosure requirements of Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Item 4.   Terms of the Transaction.

Pursuant to the terms of the offer, COPLP was obligated, at the option of each holder, to purchase all notes validly tendered for purchase and not withdrawn prior to 11:59 p.m., New York City time, on June 26, 2013.  The Subject Companies were advised by D.F. King & Co., Inc. (the “Tender Agent”) that notes in an aggregate principal amount at maturity of $185,698,000 were validly tendered and not withdrawn prior to such time. COPLP will purchase all such notes. The purchase price of the notes tendered pursuant to the Offer to Purchase was equal to 107% of the principal amount of the notes, plus any accrued and unpaid interest thereon up to, but not including, the date of purchase. Accordingly, the aggregate purchase price for all of the notes validly tendered for purchase pursuant to the offer was $198,696,860. COPLP has delivered the aggregate purchase price for the accepted notes to the Tender Agent for distribution to the holders. Following COPLP’s purchase of the notes pursuant to the offer, the aggregate principal amount of notes outstanding was $575,000.

Item 12. Exhibits.

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 29, 2013.
(a)(1)(ii)*	Letter of Transmittal.
(a)(5)(i)*	Press Release, dated May 29, 2013.
(a)(5)(ii)	Press Release, dated June 27, 2013.
(b)(1)*

Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to the Current Report on Form 8-K/A of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 1, 2011.

(d)(1)*

Indenture, dated as of April 7, 2010, among Corporate Office Properties, L.P., as issuer, Corporate Office Properties Trust, as guarantor, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(2)*

Form of 4.25% Exchangeable Senior Note due 2030 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(3)*

Registration Rights Agreement, dated April 7, 2010, among Corporate Office Properties, L.P., Corporate Office Properties Trust, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(4)*

Common Stock Delivery Agreement, dated April 7, 2010, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

* Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

CORPORATE OFFICE PROPERTIES TRUST

	By:	/s/ Roger A. Waesche. Jr.
	Name:	Roger A. Waesche, Jr.
	Title:	President and Chief Executive Officer

	By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

CORPORATE OFFICE PROPERTIES, L.P.

By	CORPORATE OFFICE PROPERTIES TRUST, its general partner

	By:	/s/ Roger A. Waesche. Jr.
	Name:	Roger A. Waesche, Jr.
	Title:	President and Chief Executive Officer

	By:	/s/ Stephen E. Riffee
	Name:	Stephen E. Riffee
	Title:	Executive Vice President and Chief Financial Officer

Date: June 27, 2013

Index to Exhibits

Exhibit No.	Description
(a)(1)(i)*	Offer to Purchase, dated May 29, 2013.
(a)(1)(ii)*	Letter of Transmittal.
(a)(5)(i)*	Press Release, dated May 29, 2013.
(a)(5)(ii)	Press Release, dated June 27, 2013.
(b)(1)*

Credit Agreement, dated as of September 1, 2011, by and among Corporate Office Properties, L.P.; Corporate Office Properties Trust; J.P. Morgan Securities LLC; KeyBanc Capital Markets; KeyBank National Association; JPMorgan Chase Bank, N.A.; Bank of America, N.A.; Royal Bank of Canada; Wells Fargo Bank, National Association; Barclays Bank PLC; PNC Bank, National Association; Regions Bank; Manufacturers and Traders Trust Company; and SunTrust Bank, incorporated by reference to the Current Report on Form 8-K/A of Corporate Office Properties Trust filed with the Securities and Exchange Commission on September 1, 2011.

(d)(1)*

Indenture, dated as of April 7, 2010, among Corporate Office Properties, L.P., as issuer, Corporate Office Properties Trust, as guarantor, and Wells Fargo Bank, National Association, as trustee, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(2)*

Form of 4.25% Exchangeable Senior Note due 2030 of Corporate Office Properties, L.P., incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(3)*

Registration Rights Agreement, dated April 7, 2010, among Corporate Office Properties, L.P., Corporate Office Properties Trust, J.P. Morgan Securities Inc. and RBC Capital Markets Corporation, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

(d)(4)*

Common Stock Delivery Agreement, dated April 7, 2010, among Corporate Office Properties, L.P. and Corporate Office Properties Trust, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Corporate Office Properties Trust filed with the Securities and Exchange Commission on April 16, 2010.

* Previously filed.